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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            MEGO MORTGAGE CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)


                          COMMON STOCK, $.01 PAR VALUE

                         (Title of class of securities)

                                   585165 10 3
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                HERBERT B. HIRSCH
                        230 EAST FLAMINGO ROAD, APT. 421
                             LAS VEGAS, NEVADA 89019
                                 (702) 737-3657
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                SEPTEMBER 2, 1997
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             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


                               (Page 1 of 6 Pages)


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
-----------------------------------                                                      -----------------------------------
CUSIP NO. 585165 10 3                                  SCHEDULE 13D                                 PAGE 2 OF 6 PAGES
-----------------------------------                                                      -----------------------------------
----------------------------------------------------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        HERBERT B. HIRSCH

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 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)
                                                                                                                        [ ]
                                                                                                                        (b)
                                                                                                                        [ ]
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 3      SEC USE ONLY


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 4      SOURCE OF FUNDS*

        OO               (SPIN-OFF)

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 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)

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 7      CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
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     NUMBER OF SHARES                 8    SOLE VOTING POWER                                                        803,995
    BENEFICIALLY OWNED
     BY EACH REPORTING
        PERSON WITH
                                    ---------------------------------------------------------------------------------------
                                      9    SHARED VOTING POWER                                                            0

                                    ---------------------------------------------------------------------------------------
                                     10    SOLE DISPOSITIVE POWER                                                   803,995

                                    ---------------------------------------------------------------------------------------
                                     11    SHARED DISPOSITIVE POWER                                                       0

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 12     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        803,995

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 13     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                                                                        [ ]
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 14     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.5%

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 15     TYPE OF REPORTING PERSON*

        IN
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


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                            MEGO MORTGAGE CORPORATION

                                  SCHEDULE 13D

ITEM 1     SECURITY AND ISSUER.

         This Statement relates to the Common Stock, $.01 par value per share ("Common Stock"), of Mego Mortgage Corporation, a Delaware corporation (the "Company").

         The Company's principal executive offices are located at 1000 Parkwood Circle, Suite 500, Atlanta, Georgia 30339, and its telephone number is (770) 952-6700.

ITEM 2     IDENTITY AND BACKGROUND.

         This statement is being filed by Herbert B. Hirsch (the "Reporting Person"). The Reporting Person's address is 230 East Flamingo Road, Apartment 421, Las Vegas, Nevada 89109. The Reporting Person is the Senior Vice President, Chief Financial Officer, Treasurer and a director of Mego Financial Corp. ("Mego Financial"), a New York corporation engaged in the business of providing consumer financing to purchasers of time share interests and land parcels, whose business address is 4310 Paradise Road, Las Vegas, Nevada 89109. Mr. Hirsch also serves as a director of the Company.

         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Person is a citizen of the United States of America.

ITEM 3     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person is a stockholder of Mego Financial. On September 2, 1997, Mego Financial distributed all of its 10.0 million shares of the Company's Common Stock, representing 81.3% of the outstanding Common Stock, to the stockholders of Mego Financial in a tax-free spin-off (the "Distribution").

         As a result of the Distribution, the Reporting Person received an additional 801,995 shares of Common Stock, representing his proportionate ownership of the Common Stock of the Company held by Mego Financial. The Reporting Person paid no consideration for the Shares received in the Distribution. Prior to the Distribution, the Reporting Person was the beneficial


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owner of 2,000 shares of Common Stock of the Company. Accordingly, as of the
date hereof, the Reporting Person is the beneficial owner of 803,995 shares of Common Stock (the "Shares").

ITEM 4.           PURPOSE OF THE TRANSACTION.

         The Reporting Person does not have any present plans or proposals which relate to or would result in:

                  (a) the acquisition or disposition by the Reporting Person of additional securities of the Company;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors;

                  (e) any material change in the present capitalization or dividend policy of the Company;

                  (f) any material change in the Company's present business or corporate structure;

                  (g) changes in the Company's present charter, bylaws or similar instruments;

                  (h) causing a class of securities of the Company to be delisted from a national securities exchange or inter-dealer quotation system;

                  (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;

                  (j) or any action similar to those enumerated above.

         All of the Shares of Common Stock herein reported are held for investment purposes. Notwithstanding the foregoing, depending upon a variety of factors the Reporting Person may deem significant to his investment decisions, the Reporting Person may in the future purchase additional shares of Common Stock in open market or private transactions or may dispose of all or some of the Shares of Common Stock he now owns or may hereafter acquire.


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ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         The Reporting Person is the beneficial owner of 803,995 Shares of Common Stock, which Shares represent approximately 6.5% of the issued and outstanding Common Stock as of the date hereof (based on 12,300,000 shares of Common Stock issued and outstanding). The Reporting Person has the sole power to vote and dispose of all of such Shares of Common Stock.

         Except as otherwise described in this statement, the Reporting Person has had no transactions in the Common Stock during the past 60 days.

         No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person is not a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         None

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           /s/ Herbert B. Hirsch
                                           ------------------------------------
                                                    Herbert B. Hirsch


                                                    September 11, 1997
                                           ------------------------------------
                                                         Date


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